Exhibit 2.2

The Lion Electric Company
Description of Securities Registered under Section 12 of the Exchange Act

As of December 31, 2021, The Lion Electric Company (the “Company”) had the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LEV	New York Stock Exchange
Warrants	LEV WS	New York Stock Exchange

The following description of Lion’s share capital and certain provisions of its amended and restated articles of incorporation and by-laws is a summary and does not purport to be complete and is qualified in its entirety by reference to the complete texts of such documents. You should refer to and read such documents carefully. Capitalized terms used but not defined herein have the meanings given to them in the Company’s annual report on Form 20-F (the “Annual Report”) to which the description of securities registered under Section 12 of the Exchange Act (the “Description of Securities”) is an exhibit.

1.ARTICLES OF INCORPORATION

The Articles permit the issuance of an unlimited number of Common Shares, and holders of Common Shares have no pre-emptive or conversion or exchange right or other subscription rights in connection with such further issuance. Under the Articles, the authorized share capital of Lion consists of: (i) an unlimited number of common shares and (ii) an unlimited number of “blank-cheque” preferred shares issuable in series.

Shareholder Rights
Common Shares
Voting Rights
Holders of Common Shares are entitled to one vote for each share held at any meeting of the shareholders of Lion, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to provisions of the Business Corporations Act (Quebec) or the specific attributes of such class or series.
Dividends
Subject to the prior rights of the holders of Preferred Shares as to dividends, the holders of Common Shares are entitled to receive dividends as and when declared by Lion’s Board out of the funds that are available for the payment of dividends.
Liquidation
Subject to the prior payment to the holders of Preferred Shares, in the event of Lion’s voluntary or involuntary liquidation, dissolution or winding-up or other distribution of Lion’s property and assets among its shareholders for the purposes of winding up Lion’s affairs, the holders of Common Shares will be entitled to share pro rata in the distribution of the balance of Lion’s remaining property and assets.
Rights and Preferences

The holders of Common Shares do not have preemptive, conversion rights or other subscription rights attaching to the Common Shares. There is no redemption or sinking fund provisions applicable to Common Shares. There is no provision in the Articles requiring the holders of Common Shares to contribute additional capital or permitting or restricting the issuance of additional securities or any other material restrictions. The rights, preferences and privileges of the holders of Common Shares are subject to and may be adversely affected by, the rights of the holders of any series of Preferred Shares that Lion’s Board may designate in the future.
Actions necessary to change the rights of shareholders.
Under the general provisions of the Business Corporations Act (Quebec), (i) our Articles may be amended by the affirmative vote of the holders of two-thirds (2/3) of the votes cast by the shareholders at a special meeting, and (ii) our By-laws may be amended by our Board of Directors and ratified by a majority of the votes cast by the shareholders at the next shareholders meeting. Unless they are rejected by the shareholders at the close of the meeting or not submitted to the shareholders, the amended by-laws are effective as of the date of the resolution of the Board of Directors approving them. However, by-laws amendments relating to procedural matters with respect to shareholders meetings take effect only once they have received shareholders' approval.

Shareholder Meetings
The Company's By-laws and the Business Corporations Act (Quebec) provide that the annual meeting of our shareholders shall be held within fifteen (15) months after the last preceding annual meeting of shareholders. Annual meetings and special meetings of the shareholders of the Company may be held outside of the Province of Quebec, as may be determined by its directors.
The Company's By-laws provide that notice specifying the place, date, time and purpose of any meeting of our shareholders shall be sent to all the shareholders entitled to vote and to each director at least 21 days but not more than 60 days before the meeting. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the auditor, if any and if called upon to attend, and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act (Quebec), the Articles, or the By-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or, if any of the persons present who are entitled to vote at the meeting request a vote on such matter, with the consent of such persons.
The Company's By-laws provide that a quorum of shareholders is present at a meeting of shareholders if, at the opening of the meeting, two persons representing at least twenty-five per cent (25%) of the shares that carry the right to vote at the meeting are present in person or represented by proxy.
The chairman of the Board of Director or, in his absence, the vice-chair of the Board of Directors, if any, or in his absence, our president and chief executive officer or any other person that may be named by the Board of Directors shall preside at all meetings of Lion's shareholders.
Advance Notice
The By-laws require that advance notice be given to Lion in circumstances where nominations of persons for election as a director are made by shareholders other than pursuant to a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Quebec) or a shareholder proposal made pursuant to the provisions of the Business Corporations Act (Quebec).
Among other things, the By-laws of Lion fix a deadline by which shareholders must submit a notice of director nominations to Lion prior to any annual or special meeting of shareholders where directors are to be elected and set forth the information that a shareholder must include in the notice for it to be valid.

The By-laws provide that in the case of an annual meeting of shareholders, notice must be given to Lion no less than 30 nor more than 60 days prior to the date of the annual meeting, provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice must be given to Lion no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.
Choice of Forum
The By-laws provide that the courts of the Province of Quebec and the appellate courts therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of Lion; (ii) any action or proceeding asserting a claim for breach of a fiduciary duty owed to Lion by any of its directors, officers or other employees; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (Quebec) or Lion’s Articles and By-laws (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the affairs of Lion, provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Lion’s By-laws further provide that unless Lion consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. It is possible that a court of law could rule that the choice of forum provision contained in Lion’s By-laws will be inapplicable or unenforceable if it is challenged in a proceeding or otherwise. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Limitation of Liability and Indemnification
Under the Business Corporations Act (Quebec) and Lion’s By-laws, Lion must indemnify its current or former directors or officers or another individual who acts or acted at its request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Lion or another entity. The Business Corporations Act (Quebec) also provides that Lion must advance moneys to such individual for costs, charges and expenses incurred in connection with such a proceeding; provided that such individual shall repay such payment if he or she does not fulfill the conditions described below.
Indemnification is prohibited under the Business Corporations Act (Quebec) unless the individual: acted with honesty and loyalty in the Company's interests, or in the interest of the other group for which the individual acted as director or officer or in a similar capacity at the Company's request; and in the case of a proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful.
The Business Corporations Act (Quebec) and Lion’s By-laws authorize Lion to purchase and maintain insurance for the benefit of each of its current or former directors or officers and each person who acts or acted at Lion’s request as a director, officer or an individual acting in a similar capacity of Lion, or of any subsidiary of Lion.

Limitations
Other than as disclosed in Item 10.B of the Annual Report, including with respect to certain advance notice requirements included in our By-laws, our Articles and By-laws do not contain any provisions that have an effect of delaying, deferring or preventing a change in control of the Company; do not contain any provisions that require a shareholder to disclose his ownership above a particular threshold; or govern changes in the capital, which, in each case, are more stringent than those required by law. Other than as disclosed in Item 10.D of the Annual Report with respect to limitations under the Competition Act and the Investment Canada Act, there is no limitation imposed by law or by the Articles and By-laws on the right to own securities of the Company, or on the right of a non-resident or foreign shareholder to hold or exercise voting rights on the Company’s securities.

2.Warrants and Rights

Specified Customer Warrant

In connection with entering into the MPA, Lion issued on July 1, 2020 the Specified Customer Warrant to the Warrantholder which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by the Specified Customer and its affiliates on Lion products or services. At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise price of the Specified Customer Warrant corresponds to $5.66 per Lion Common Share and the Specified Customer Warrant will be, if and when fully vested, exercisable for 35,350,003 common shares upon an exercise on a cash basis. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion (as such term is defined in the Specified Customer Warrant) or a termination of the MPA by the Specified Customer for cause. Pursuant to the Specified Customer Warrant, if Lion or its shareholders propose to initiate a process to explore, or to accept any offer or enter into negotiations with respect to, a change of control of Lion (as defined in the Specified Customer Warrant), Lion must provide written notice thereof to the Warrantholder prior to entering into any definitive agreement or binding letter of intent with respect to any such proposed transaction, and the Warrantholder has the right to enter into non-exclusive, good faith negotiations with Lion and its shareholders in respect of any such proposed transaction.

As of March 25, 2022, (i) the vested portion of the Specified Customer Warrant is exercisable for a number of common shares that represents approximately 2.3% of all common shares issued and outstanding on a partially-diluted basis, and (ii) the Specified Customer Warrant would, if fully vested, represent approximately 15.6% of all common shares issued and outstanding on a partially-diluted basis. The Specified Customer Warrant has a term of 8 years and the Warrantholder has customary registration and information rights. This description of the Specified Customer Warrant is a summary of the material features of the Specified Customer Warrant. This summary is qualified in its entirety by reference to the Specified Customer Warrant.

Lion Warrants

As of February 24, 2022, Lion had 27,111,623 Lion Warrants outstanding, which are listed on the TSX and on the NYSE under the symbols "LEV.WT" and "LEV WS", respectively. 27,111,623 common shares are issuable upon the exercise of outstanding Lion Warrants, at an exercise price of $11.50 per Lion Common Share. The Lion Warrants became exercisable 30 days after the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon their redemption or liquidation. The public Lion Warrants, may be redeemed by the Company, in whole at a price of $0.01 per public Lion Warrant, provided that the last reported sales price of the Company’s common shares equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period commencing once the public Lion Warrants become exercisable and ending on the third trading day prior to the date on which the Company gives proper notice of such redemption. Pursuant to the existing terms of the warrants issued pursuant to a private placement in connection with Northern Genesis Acquisition Corp.’s initial public offering (the “Private Placement Warrants”) and the warrants issued to Northern Genesis Sponsor, LLC in connection with the Business Combination (the “NGA Working Capital Warrants”), the Lion Warrants resulting from the Private Placement Warrants and the NGA Working Capital Warrants will be non-redeemable so long as they are held by the Sponsor or its permitted transferees. Further, in connection with the listing of the Lion Warrants on the TSX, in accordance with the TSX’s listing requirements in respect of warrants, Lion provided certain undertakings to the TSX to the effect that Lion will not exercise certain of its rights under the Warrant Agreement, including, notably, (i) lowering of the exercise price of the Lion Warrants and (ii) extending the duration of the Lion Warrants by delaying the expiration date thereof.